UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

ZIX CORPORATION

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

98974P100

(CUSIP Number)

James H. Greene, Jr.

True Wind Capital Management, L.P.

Four Embarcadero Center, Suite 2100

San Francisco, CA 94111

(415) 780-9975

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

William Brentani

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, California 94304

(650) 251-5000

November 7, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 98974P100

1.	Names of Reporting Persons. Zephyr Holdco, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 20,645,233 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 20,645,233 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,645,233 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 26.7% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Represents 100,206 shares of Series A Convertible Preferred Stock, par value $1.00 (“Series A Preferred Stock”), of Zix Corporation (the “Issuer”) convertible into shares of common stock, par value $0.01 per share (“Common Stock”), of the Issuer, based on the current accreted value of such shares of Series A Preferred Stock. See Item 5.

CUSIP NO. 98974P100

1.	Names of Reporting Persons. True Wind Capital, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 20,645,233 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 20,645,233 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,645,233 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 26.7% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Represents 100,206 shares of Series A Preferred Stock convertible into shares of Common Stock, based on the current accreted value of such shares of Series A Preferred Stock. See Item 5.

CUSIP NO. 98974P100

1.	Names of Reporting Persons. True Wind Capital GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 20,645,233 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 20,645,233 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,645,233 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 26.7% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents 100,206 shares of Series A Preferred Stock convertible into shares of Common Stock, based on the current accreted value of such shares of Series A Preferred Stock. See Item 5.

CUSIP NO. 98974P100

1.	Names of Reporting Persons. James H. Greene, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 20,645,233 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 20,645,233 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,645,233 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 26.7% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents 100,206 shares of Series A Preferred Stock convertible into shares of Common Stock, based on the current accreted value of such shares of Series A Preferred Stock. See Item 5.

CUSIP NO. 98974P100

1.	Names of Reporting Persons. Adam H. Clammer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 20,645,233 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 20,645,233 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,645,233 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 26.7% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents 100,206 shares of Series A Preferred Stock convertible into shares of Common Stock, based on the current accreted value of such shares of Series A Preferred Stock. See Item 5.

Explanatory Note

This Amendment No. 11 (this “Amendment No. 11”) amends and supplements the Schedule 13D filed on February 22, 2019 and amended by Amendment No. 1 on June 7, 2019, Amendment No. 2 on September 12, 2019, Amendment No. 3 on January 2, 2020, Amendment No. 4 on March 25, 2020, Amendment No. 5 on June 30, 2020, Amendment No. 6 on October 22, 2020, Amendment No. 7 on January 13, 2021, Amendment No. 8 on March 17, 2021, Amendment No. 9 on June 16, 2021 and Amendment No. 10 on September 20, 2021 (as so amended, the “Schedule 13D”) by the Reporting Persons (as defined below), relating to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Zix Corporation (the “Issuer”). The Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Except as specifically provided herein, this Amendment No. 11 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 11 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

This statement on Schedule 13D is being filed by:

(i)	Zephyr Holdco, LLC, a Delaware limited liability company (“Zephyr Holdco”),

(ii)	True Wind Capital, L.P., a Delaware limited partnership (“True Wind Capital” and, together with Zephyr Holdco, “True Wind”),

(iii)	True Wind Capital GP, LLC, a Delaware limited liability company (“True Wind Capital GP”),

(iv)	James H. Greene, Jr., a United States citizen, and

(v)	Adam H. Clammer, a United States citizen (the persons and entities listed in items (i) through (v) are collectively referred to herein as the “Reporting Persons”).

Item 4.	Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 6 to this Amendment is incorporated by reference in its entirety into this Item 4.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of the Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 of the Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

(a) – (b)

Zephyr Holdco holds 100,206 shares of Series A Preferred Stock as of the date hereof. Series A Preferred Stock initially has a Stated Value of $1,000 per share, which accretes at a fixed rate of 8.0% per annum, compounded quarterly (the “Accreted Value”). Each share of Series A Preferred Stock is convertible into (i) the number of shares of Common Stock equal to the product of (A) the Accreted Value with respect to such share on the conversion date multiplied by (B) the Conversion Rate as of the applicable conversion date divided by (C) 1,000 plus (ii) cash in lieu of fractional shares. As a result of this accretion, the number of shares of Common Stock into which each share of Series A Preferred Stock may be converted will increase over time. The Conversion Rate is currently equal to 166.11 shares. The conversion rate is subject to adjustment from time to time upon the occurrence of certain customary events in accordance with the terms of the Series A Certificate of Designations. As of November 7, 2021, the 100,206 shares of Series A Preferred Stock are convertible into 20,645,233 shares of Common Stock.

All of the computations and share amounts used herein do not give effect to any future accretion on the shares of Preferred Stock. As a result of its beneficial ownership of Series A Preferred Stock, as described above, the Reporting Persons may be deemed to beneficially own an aggregate of 20,645,233 shares of Common Stock of the Issuer, which would be received upon conversion of the Series A Preferred Stock, representing in the aggregate approximately 26.7% of the issued and outstanding shares of Common Stock of the Issuer as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

The percentages of beneficial ownership in this Schedule 13D are based on (i) an assumed conversion by the Reporting Persons of 100,206 shares of Series A Preferred Stock into 20,645,233 shares of Common Stock, as of the date hereof and (ii) 56,790,468 shares of Common Stock outstanding as of November 5, 2021, as represented by the Issuer in the Merger Agreement (as defined below).

(c) None of the Reporting Persons have effected any transaction in the Issuer’s Common Stock during the past 60 days.

The information set forth in Item 6 to this Amendment is incorporated by reference in its entirety into this Item 5.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Merger Agreement

On November 7, 2021, the Issuer entered into an Agreement and Plan of Merger with Open Text Corporation, a Canadian corporation (“Parent” and such agreement, the “Merger Agreement”), pursuant to which, among other things and subject to the terms and conditions set forth therein, (1) a wholly-owned subsidiary of Parent to be formed (“Merger Sub”) will commence a cash tender offer no later than November 19, 2021 to acquire all of the outstanding shares of Common Stock at an offer price per share of $8.50, without interest and subject to any applicable withholding taxes (the “Offer Price” and such offer, the “Offer”), net to the seller in cash and (2) as promptly as practicable following the consummation of the Offer, upon the terms and subject to the conditions set forth in the Merger Agreement, Parent will merge with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of the Parent (the “Merger”), without a meeting of stockholders of the Issuer. The Merger Agreement provides that, at the effective time of the Merger and subject to the terms thereof, (i) each share of common stock, par value $0.0001 per share, of Merger Sub that is outstanding as of immediately prior to the effective time, will be converted into one validly issued, fully paid and nonassessable share of common stock of the Issuer; (ii) each share of Common Stock that is (a) held by the Company as treasury stock; (b) owned by Parent or Merger Sub; or (c) owned by any subsidiary of the Company, Parent or Merger Sub as of immediately prior to the effective time will be cancelled and extinguished without any conversion thereof or consideration paid thereof; and (iii) each share of Common Stock that is issued and outstanding as of immediately prior to the effective time (other than those described in clauses (ii) and (iii) above) will be cancelled and extinguished and automatically converted into the right to receive the Offer Price.

The Merger Agreement provides that Merger Sub’s obligation to pay for any shares of Common Stock tendered pursuant to the Offer is subject to certain conditions, including that at least one share of Common Stock more than two-thirds of the sum of (i) all shares of Common Stock issued and outstanding and (ii) the largest number of shares of Common Stock into which shares of Series A Preferred Stock are convertible, in each case calculated at the expiration of the Offer must be tendered prior to the expiration of the Offer (such condition, the “Minimum Condition”).

Support Agreement

On November 7, 2021, concurrently with the execution of the Merger Agreement, Zephyr Holdco entered into a Tender and Voting Agreement with Parent and the Issuer (the “Tender and Voting Agreement”). Pursuant to the Tender and Voting Agreement, Zephyr Holdco agreed, among other things, (i) to convert, immediately prior to the expiration of the Offer, each share of Series A Preferred Stock into shares of Common Stock (the “Subject Shares”), subject to certain exceptions; (ii) to tender such Subject Shares pursuant to the Offer and not withdraw such tender, subject to certain exceptions; (iii) vote the Subject Shares against (a) any Acquisition Proposal (as defined in the Merger Agreement), (b) any merger (other than the Merger), consolidation or other combination involving the Issuer or the Issuer’s subsidiaries or a reorganization, recapitalization, extraordinary dividend, dissolution or liquidation of the Issuer or any of its subsidiaries, (c) to the extent submitted to a stockholder vote, any change in the business, management or board of directors of the Issuer (other than as directed by Parent or Merger Sub) or (d) any other action, proposal or agreement that would (1) reasonably be expected, to impede, interfere with, materially delay or postpone the Merger or the other transactions contemplated by the Merger Agreement, (2) result in any of the conditions to the Offer or conditions to the Merger not being fulfilled or satisfied or (3) change in any manner the dividend policy or capitalization of, including the voting rights of any class of equity interests in, the Company. The Tender and Voting Agreement terminates in the event that the Merger Agreement is terminated.

The conversion of Zephyr Holdco’s shares of Series A Preferred Stock into Common Stock and tender of Subject Shares by Zephyr Holdco is subject to certain conditions, including that (i) all conditions (other than the Minimum Condition) to the Offer in the Merger Agreement are satisfied and (ii) upon conversion by Zephyr Holdco of its Series A Preferred Stock into Common Stock and the tender of such Subject Shares, the Minimum Condition will have been satisfied.

The foregoing summaries of the Merger Agreement and the Tender and Voting Agreement are not intended to be complete and are qualified in their entirety by reference to the full text of such documents, which are filed as exhibits to this Schedule 13D and are incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

F. Agreement and Plan of Merger, dated November 7, 2021, by and between Zix Corporation and Open Text Corporation.

G. Tender and Voting Agreement, dated November 7, 2021, by and among Open Text Corporation, Zix Corporation and Zephyr Holdco, LLC.

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 9, 2021

ZEPHYR HOLDCO, LLC

By:	True Wind Capital, L.P., its manager

By:	True Wind Capital GP, LLC, its general partner

By:	/s/ James H. Greene, Jr.
	Name:	James H. Greene, Jr.
	Title:	Managing Member

TRUE WIND CAPITAL, L.P.

By:	True Wind Capital GP, LLC, its general partner

By:	/s/ James H. Greene, Jr.
	Name:	James H. Greene, Jr.
	Title:	Managing Member

TRUE WIND CAPITAL GP, LLC

By:	/s/ James H. Greene, Jr.
	Name:	James H. Greene, Jr.
	Title:	Managing Member

JAMES H. GREENE, JR.

/s/ James H. Greene, Jr.

ADAM H. CLAMMER

/s/ Adam H. Clammer